PETROTEQ AND ROC MONTHLY REPORT

Sherman Oaks, California - July 18, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil sands extraction and remediation technologies, announced today that as per the Company's announcement dated May 24, 2022 introducing the appointment of the founding members of the Company's Regulatory Oversight Advisory Committee ("ROC") and its mandate, the Company and the ROC hereby report that all transactions put forth before the ROC during the month of June have been reviewed by its members and all necessary filings with the TSX Venture Exchange ("TSXV") have been made and in ROC's view the filings made are in compliance with TSXV policies. ROC has confirmed via internal control procedures including due inquiry, that all matters that should have been presented to ROC have been.

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation. For more information, visit www.petroteq.energy.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Petroteq Energy Inc.

Vladimir Podlipskiy

Interim Chief Executive Officer

Tel: (800) 979-1897